SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of August 2006

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.1

1.  Safe Harbour Statement

2.  Interim Results 2006



Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.



Exhibit 2.


Interim Results 2006


1. PERFORMANCE HIGHLIGHTS


H1 2006
o     Sales increased by 13.2 per cent to GBP1,749.6 million (H1 2005:
      GBP1,545.1 million)

o Profit from operations before restructuring initiatives rose by 8.7 per cent to GBP161.9 million (H1 2005: GBP148.9 million)

o Operating margin, based on profit from operations before restructuring initiatives, was 9.3 per cent (H1 2005: 9.6 per cent)

o Profit before tax at GBP131.8 million (H1 2005: GBP123.1 million) was up by 7.1 per cent

o Diluted earnings per share were 10.75 pence (H1 2005: 11.93 pence); the comparative half year benefited from a lower tax charge

o     Operating cash flow was GBP57.7 million (H1 2005: GBP82.3 million)

o Interim dividend of 5.32 pence per share (H1 2005: 5.07 pence per share), up by 5.0 per cent

o Period-end net debt, excluding the outstanding preference shares, was GBP468.9 million (H1 2005: GBP364.9 million)

o     Completed the integration of Selkirk


David Newlands, Chairman, commented:
"During the first half of 2006, management produced good results. Progress on our stated strategy has been encouraging and Selkirk, which was acquired during the first quarter, is performing ahead of expectations. Given the good performance of the Group and the positive outlook for our businesses, the Board has declared an increase in the interim dividend of 5.0 per cent to 5.32 pence per share."

James Nicol, Chief Executive Officer, commented:
"The Group made good progress during the first half of 2006, particularly in Power Transmission. We expect to see continued improvement in the second half as a result of new programme start-ups at Schrader Electronics and Stackpole, increased operational efficiencies, further progress in our emerging market businesses and the performance of recent acquisitions."







2. SUMMARY TABLE OF FINANCIAL RESULTS

--------------------------------------------------------------------------------------------------------------------------
          Second Quarter                                                                            First Half
--------------------------------------------------------------------------------------------------------------------------

             2006             2005                                                                  2006             2005
        GBP million        GBP million                                                       GBP million        GBP million
      (Unaudited)      (Unaudited)                                                           (Unaudited)      (Unaudited)
       859.3              793.3     Sales                                                     1,749.6          1,545.1
                                    Profit from operations before restructuring
        84.9               80.2     initiatives(1)                                              161.9            148.9

       (12.2)              (7.1)    Restructuring initiatives(1)                                (12.2)            (8.5)
        72.7               73.1     Profit from operations                                      149.7            140.4
        63.8               67.0     Profit before tax                                           131.8            123.1
       (14.5)              (6.1)    Tax                                                         (35.6)           (22.4)
        49.3               60.9     Profit for the period from continuing operations             96.2            100.7
         5.45p              7.55p   Basic earnings per share(2)                                  11.17p           12.50p
         5.35p              7.13p   Diluted earnings per share                                   10.75p           11.93p
                                    Dividend per share                                            5.32p            5.07p
                                    Operating cash flow(3)                                       57.7             82.3
                                    Period-end net debt (excluding preference shares)           468.9            364.9
------------------ -------------------------------------------------------------------------------------------------------

NOTES

1. Restructuring initiatives include restructuring costs and gains and losses from disposals and the exit of businesses.

2. During H1 2006, 7,833,732 convertible preference shares were converted into 76,535,556 ordinary shares in the Company. As at 1 July 2006, 2,629,042 convertible preference shares remained outstanding which, at the option of the holders, may be converted into 25,685,740 ordinary shares.

3. Operating cash flow is defined as cash generated by operations less net capital expenditure.

4. Commentary on the second quarter results compares the 91-day period from 2 April 2006 to 1 July 2006 (Q2 2006) with the 91-day period from 3 April 2005 to 2 July 2005 (Q2 2005). Commentary on the interim results compares the 182-day period from 1 January 2006 to 1 July 2006 (H1 2006) with the 182-day period from 2 January 2005 to 2 July 2005 (H1 2005). The financial statements for H1 2005 and H1 2006 have been reviewed by the auditors. The quarterly financial information provided in this announcement has not been subject to audit or review by the auditors.

5.   Approximately  67 per cent of the Group's  sales arise in the USA.
     The results of the Group's US operations have been translated into sterling at the average rate of GBP1=$1.8303 for Q2 2006 (GBP1=$1.8508 for Q2 2005), and at the average rate of GBP1=$1.7909 for H1 2006 (GBP1=$1.8713 for H1
     2005).

6. As communicated in our 2005 Annual Report, the interim report will not be sent to shareholders but it will be inserted as an advertisement in the Financial Times on 3 August 2006.




3. CEO'S REVIEW
3.1 Summary Performance of the Group

Sales for the first half increased by 13.2 per cent to GBP1,749.6 million (H1 2005: GBP1,545.1 million) and profit from operations before restructuring initiatives increased by 8.7 per cent to GBP161.9 million (H1 2005: GBP148.9 million). Profit from operations was also higher at GBP149.7 million (H1 2005:
GBP140.4 million), an increase of 6.6 per cent.

During the first six months, 4.5 per cent of the growth in sales, adjusted for a currency impact of 4.5 per cent or GBP69.6 million, was from organic growth and
3.9 per cent was due to contributions from acquisitions.

The Group's operating profit margin before restructuring initiatives was 9.3 per cent, compared to 9.6 per cent in H1 2005. Despite headwinds from the automotive original equipment manufacturers in North America and the delay in the implementation of the TREAD Act, the Industrial & Automotive group maintained double digit margins (before restructuring initiatives) of 10.8 per cent (H1 2005: 10.9 per cent), primarily due to a strong performance from the Power Transmission business and continued strength in the industrial markets. The margin in Air Systems Components was 9.4 per cent (H1 2005: 10.2 per cent) and is expected to improve over the balance of the year. The Other Building Products division had a margin of 7.5 per cent (H1 2005: 6.4 per cent).

Operating cash flow for the first half of this year was GBP57.7 million (H1 2005: GBP82.3 million), see page 11. Net debt, excluding preference shares, ended the first half at GBP468.9 million (H1 2005: GBP364.9 million). We expect the Group to remain cash flow positive after interest, tax and dividends for the full year.

Basic earnings per share were 11.17 pence (H1 2005: 12.50 pence) and fully diluted earnings per share were 10.75 pence (H1 2005: 11.93 pence). The Board has declared an interim dividend of 5.32 pence per ordinary share, an increase of 5.0 per cent. The interim dividend will be paid on 8 November 2006 to shareholders on the register on 6 October 2006. Shareholders may elect to use the Dividend Reinvestment Plan ("DRIP") to reinvest the interim dividend. The closing date for receipt of new DRIP mandates is 18 October 2006.

Organic growth
New product innovation remains a key focus for Tomkins to drive topline growth. Investors and analysts had the opportunity during our Capital Markets Day this year to see and hear about some of our new products such as:

o Our aftermarket business has launched the InStantTM Fill Cap that not only meets all emissions tests, but also facilitates the refuelling of cars without the removal of the gas cap.

o Lasco Bathware's extensive and well-styled range of ContoursTM and AquaticTM acrylic whirlpools is well positioned in a market segment that covers new home construction, and the mid and high-end residential refurbishing market. The acrylics market is projected to grow at a compound annual growth rate of 6.4 per cent over the next seven years.

o Gates Power Transmission has launched the CabRunnerTM integrated power system, which enables truck drivers to operate cab accessories without running the main engine, thereby producing fuel savings of, on average, US$3,800 per vehicle per annum and reducing truck emission by over 60 per cent.

o Stackpole is expected to achieve strong sales growth for the foreseeable future, because vehicle manufacturers are outsourcing more vehicle content as they migrate to six-speed technology, due to increasing pressure to improve fuel economy. The Stackpole business is well positioned both technically and operationally, to take advantage of higher vehicle content in the design and manufacture of transmission carrier assemblies, variable valve oil pumps and variable valve timing components.


Growth through acquisition

As discussed in our first quarter results announcement, we completed the acquisition of Selkirk, a component supplier to the residential and commercial heating, ventilation and air conditioning market. The full integration of this business has been achieved during the second quarter. Selkirk not only gives Tomkins access to a range of new products that have strong cross-selling opportunities with Hart & Cooley, but has also bolstered our low cost manufacturing base, with another facility in Mexico. Acquisitions remain an important part of our strategy going forward and there are a number of opportunities in the pipeline.

In July, Gates entered into a new business venture with Winhere Auto-Part Manufacturing Company, Ltd, based in China, to manufacture and market water pumps for worldwide aftermarket applications, thereby further enhancing Gates' product coverage and cooling system leadership in the aftermarket. Gates has a 60 per cent controlling interest in the venture.

Geographic expansion growth

Our Power Transmission business is continuing to drive growth in China and is developing strong links to automotive companies such as Hyundai, Chery and Nissan. Our Fluid Power business, which is the No.1 supplier to the industrial hose market in India, is experiencing strong growth. The mobile hydraulics market in India is forecast to grow by around 20-25 per cent per annum for the next three years, and we expect to further capitalise on this growth through our new products such as Quick-LokTM. Tomkins is increasing its foothold in the Eastern European market, where we now have a Fluid Power plant and a Fluid Systems plant in the Czech Republic and a growing Industrial and Automotive aftermarket sales presence in Russia.

Outlook

The outlook for our end-markets remains positive overall for 2006. We expect continued strength in the industrial markets. The residential market is expected to weaken, but continue at very healthy levels, and we expect to benefit from increased refurbishing activity. The outlook for the non-residential sector is strong. Overall, we expect to make continued progress for the year as a whole.

3.2 End-market Outlook

Our end-market exposure as at 1 July 2006 is summarised below:

Automotive original equipment

Encompassing: Power Transmission, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive 19.9 per cent of Group sales

o According to CSM, the annualised production of light vehicles is estimated at 15.8 million, flat with 2005.

o    Third quarter production  schedules show that US domestic OEMs will produce
     5.0 per cent less than the same period last year, but foreign OEMs in the US will produce 6.0 per cent more.

o Global automotive production is expected to increase by 3.5 per cent in 2006, driven by buoyant emerging markets, China and South America. North America and Europe are expected to be in line with 2005.


Automotive aftermarket

Encompassing: Power Transmission, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive
19.1 per cent of Group sales

o Strong vehicle sales over the last five years have led to an increasing number of vehicles entering the repair and maintenance market.

o The automotive aftermarket in Europe and North America is expected to grow in line with GDP for the full year.


Industrial original equipment Encompassing: Power Transmission, Fluid Power, Fluid Systems, and Other Industrial & Automotive
18.1 per cent of Group sales

o According to the US Federal Reserve, the industrial markets were buoyant during the first half of 2006 and the construction machinery index was up by 20.7 per cent.

o This market is expected to continue to show strong growth over the remainder of the year.

Industrial aftermarket
Encompassing: Power Transmission, Fluid Power, Fluid Systems, and Other Industrial & Automotive
11.2 per cent of Group sales

o The trend for the aftermarket is in line with the strong industrial original equipment market.

o The outlook is expected to remain positive for the second half of this year.

Non-residential construction
Encompassing: Air Systems Components, Lasco Bathware and Lasco Fittings
13.7 per cent of Group sales

o For the first six months of 2006, total non-residential construction in square feet, according to Dodge, was up by 6.1 per cent from 2005.

o The commercial segment is exhibiting strong growth of 11.1 per cent, with hotels up by 83.5 per cent and offices up by 22.5 per cent. The commercial segment typically represents over 60.0 per cent of the total non-residential market.

o Dodge is currently forecasting an increase of 7.0 per cent for the full year and we are optimistic about the strength of the market going forward.

Residential construction
Encompassing: Air Systems Components, Lasco Bathware and Philips
12.4 per cent of Group sales

o Based on the release of June 2006 data, year-to-date housing starts decreased by 3.8 per cent from the same period in 2005.

o Although the NAHB is forecasting the residential construction market to decline by around 7.9 per cent for the full year to 1.9 million units, this is still the third highest year of construction by historic standards.

The remaining 5.6 per cent of Group sales relate to other varied markets, including recreational vehicles and manufactured housing.



4. OPERATING AND FINANCIAL REVIEW

Industrial & Automotive

-------------------------------------------------------------------------------------------------------------------------
          Second Quarter                                                                           First Half
-------------------------------------------------------------------------------------------------------------------------
             2006             2005                                                                  2006            2005
      GBP million      GBP million                                                           GBP million     GBP million
      (Unaudited)      (Unaudited)                                                           (Unaudited)     (Unaudited)
       604.1              574.2     Sales                                                    1,247.4          1,128.0
        69.0               64.5     Profit from operations (1)                                 134.6            123.5
        11.4%              11.2%    Operating margin (1)                                        10.8%            10.9%
                                    EBITDA margin 1                                             14.9%            15.1%
                                    Average net operating assets                               937.6            813.5
                                    Return on average net operating assets (2)                  28.7%            30.4%
                                    Return on average invested capital (2)                       9.8%            10.7%
                                    Capital expenditure                                         49.2             55.2
                                    Depreciation                                                50.9             47.0
                                    Employees (number)                                        25,188           25,694
-------------------------------------------------------------------------------------------------------------------------

1. Before restructuring initiatives (see paragraph 5.2)

2. Return on invested capital is calculated for total operations before restructuring initiatives

In the Industrial & Automotive group, revenue increased by 10.6 per cent to GBP1,247.4 million and profit from operations before restructuring initiatives was ahead by 9.0 per cent at GBP134.6 million. The Industrial & Automotive group maintained a double-digit margin of 10.8 per cent in the first half of 2006 (H1 2005: 10.9 per cent). Despite lower automotive original equipment volumes and the delay in the implementation of the TREAD Act, the Industrial & Automotive group recorded solid results due to a strong performance from the Power Transmission business and continued strength in industrial markets.

Power Transmission

-------------------------------------------------------------------------------------------------------------------------
          Second Quarter                                                                           First Half
-------------------------------------------------------------------------------------------------------------------------
             2006             2005                                                                  2006            2005
      GBP million      GBP million                                                           GBP million     GBP million
      (Unaudited)      (Unaudited)                                                           (Unaudited)     (Unaudited)
       262.3              248.8     Sales                                                       526.3            488.0
        40.8               34.2     Profit from operations (1)                                   77.0             62.7
        15.6%              13.7%    Operating margin (1)                                         14.6%            12.8%
------------------------------------------------------------------------------------ ------------------------------------

1. Before restructuring initiatives (see paragraph 5.2)

Power Transmission had a strong first half with sales increasing by 7.8 per cent to GBP526.3 million (H1 2005: GBP488.0 million) and profit from operations before restructuring initiatives up by 22.8 per cent at GBP77.0 million (H1 2005: GBP62.7 million).

Lower North American automotive original equipment volumes were offset by strength in Asia, Europe and South America. The automotive OE business saw increased sales due to Micro-V(R) belt wins on new vehicle platforms. Increased changeover activity helped the automotive aftermarket business to a strong performance, more than offsetting higher fuel prices and adverse weather conditions. The industrial business remained buoyant during the first half driven by strong agricultural demand, a strong construction market and new contract wins. The operating margin increased to 14.6 per cent in the first half (H1 2005: 12.8 per cent).

The performance of the Stackpole business continues to be encouraging. The operating improvements and the closure of the PCD facility at the end of April have had a positive impact on performance and the small profit in the second quarter was in line with our expectations.


Fluid Power

--------------------------------------------------------------------------------------------------------------------------
          Second Quarter                                                                             First Half
--------------------------------------------------------------------------------------------------------------------------
             2006             2005                                                                    2006           2005
      GBP million      GBP million                                                             GBP million    GBP million
      (Unaudited)      (Unaudited)                                                             (Unaudited)    (Unaudited)
        98.8               91.3     Sales                                                         204.5            178.2
        11.4               10.0     Profit from operations (1)                                     19.5             21.1
        11.5%              11.0%    Operating margin (1)                                            9.5%            11.8%
--------------------------------------------------------------------------------------------------------------------------

1. Before restructuring initiatives (see paragraph 5.2)

Fluid Power's sales rose by 14.8 per cent to GBP204.5 million (H1 2005: GBP178.2
million),   while  profit  from  operations  before  restructuring   initiatives
decreased by 7.6 per cent to GBP19.5 million (H1 2005: GBP21.1 million).

Sales were driven by strong growth in Asia, Europe and India and benefited from the full contribution of EMB, acquired in June 2005, and gains in the industrial markets. In the second quarter, operating improvements in the US and European plants mitigated some of the first quarter inefficiencies leading to an improved operating margin. For the first half, the operating margin was 9.5 per cent (H1 2005: 11.8 per cent). Operating margins are expected to increase over the balance of the year and show a year-on-year improvement.

During the second quarter of 2006, Fluid Power announced the restructuring of its hydraulics operation in St. Neots, which will see the machining, coupling assembly and testing operations move to the Czech Republic, while a hose assembly and customer support centre will remain in St. Neots. The restructuring is expected to be completed over the next 18 months.


Fluid Systems

--------------------------------------------------------------------------------------------------------------------------
          Second Quarter                                                                             First Half
--------------------------------------------------------------------------------------------------------------------------
             2006             2005                                                                    2006           2005
      GBP million      GBP million                                                             GBP million    GBP million
      (Unaudited)      (Unaudited)                                                             (Unaudited)    (Unaudited)
        57.3               56.8     Sales                                                         115.2            114.9
         2.7                5.6     Profit from operations (1)                                      3.4             10.3
         4.7%               9.9%    Operating margin (1)                                            3.0%             9.0%
--------------------------------------------------------------------------------------------------------------------------

1. Before restructuring initiatives (see paragraph 5.2)

Fluid  Systems'  sales  were up by 0.3 per cent to  GBP115.2  million  (H1 2005:
GBP114.9 million) and profit from operations before restructuring initiatives decreased to GBP3.4 million (H1 2005: GBP10.3 million).

With the exception of remote tyre pressure monitoring, our Fluid Systems businesses experienced a combination of weakness in demand from Automotive OE customers in North America, some product specific demand weakness in the aftermarket and rapid raw material cost increases in the first quarter which impacted operating profit and margins during the first half. The operating margin was 3.0 per cent in the first half (H1 2005: 9.0 per cent).

Implemented and planned price increases, raw material substitution and new product introductions will result in an improved second-half performance for these businesses. In remote tyre pressure monitoring, volume and prices were lower in the first half ahead of the new platform launches. The new platform launches in the second half will significantly improve the performance for the year as a whole as volumes increase rapidly in response to the increasing demand arising from the implementation of the TREAD Act.

During the second quarter, Schrader Electronics, Tomkins' RTPMS business, won a contract with BMW Motorcycles, starting at the end of 2006.



Wiper Systems

------------------------------------------------------------------------------------------------------------------------
          Second Quarter                                                                             First Half
------------------------------------------------------------------------------------------------------------------------
             2006             2005                                                                    2006           2005
      GBP million      GBP million                                                             GBP million    GBP million
      (Unaudited)      (Unaudited)                                                             (Unaudited)    (Unaudited)
        48.0               54.5     Sales                                                         104.8        116.1
        (1.9)              (0.2)    (Loss) / profit from operations (1)                            (0.3)          2.8
        (4.0)%             (0.4)%   Operating margin (1)                                           (0.3)%            2.4%
------------------------------------------------------------------------------------------------------------------------

1. Before restructuring initiatives (see paragraph 5.2)

Wiper Systems' sales were down by 9.7% at GBP104.8 million (H1 2005: GBP116.1 million) and the business generated an operating loss of GBP0.3 million (H1 2005: profit GBP2.8 million).

Weak demand from Automotive OE customers in North America, weakness in the North American aftermarket in the first quarter as a result of the mild winter weather and increasing fuel costs and upward movements in commodity prices affected the operating profit and margins in the first half. Aftermarket demand did, however, improve in the second quarter. Improving aftermarket volumes, the benefit of the losses avoided in Europe following the closure of the manufacturing and assembly operation at Pontypool, selective price increases and some material cost saving initiatives will lead to a better second-half performance. Whilst this business has been under pressure, management has focused on managing the cost base, and the business now has low cost facilities in Argentina, China, Mexico and Brownsville, Texas, in the US. We also expect to see an uplift from the launch of the Beam BladeTM wiper in Europe and a ramp-up of activities in Asia.


Other Industrial & Automotive

--------------------------------------------------------------------------------------------------------------------------
          Second Quarter                                                                             First Half
--------------------------------------------------------------------------------------------------------------------------
             2006             2005                                                                    2006           2005
      GBP million      GBP million                                                             GBP million    GBP million
      (Unaudited)      (Unaudited)                                                             (Unaudited)    (Unaudited)
       137.7              122.8     Sales                                                         296.6            230.8
        16.0               14.9     Profit from operations (1)                                     35.0             26.6
        11.6%              12.1%    Operating margin (1)                                           11.8%            11.5%
--------------------------------------------------------------------------------------------------------------------------

1. Before restructuring initiatives (see paragraph 5.2)

Sales were ahead by 28.5 per cent at GBP296.6 million (H1 2005: GBP230.8 million) and operating profit was up by 31.6 per cent at GBP35.0 million (H1 2005: GBP26.6 million).

Dearborn benefited from strong volumes in the first half and this trend is set to continue into the second half. Dexter experienced higher sales volumes, which offset some weaker price conditions in the market. Plews and Ideal had a mixed first half, but their performance is expected to improve over the remainder of the year as cost savings, volume improvements and price increases come through. The operating margin increased to 11.8 per cent in the first half (H1 2005: 11.5 per cent).



Building Products

--------------------------------------------------------------------------------------------------------------------------
          Second Quarter                                                                             First Half
--------------------------------------------------------------------------------------------------------------------------
             2006             2005                                                                    2006           2005
      GBP million      GBP million                                                             GBP million    GBP million
      (Unaudited)      (Unaudited)                                                             (Unaudited)    (Unaudited)
       255.2              219.1     Sales                                                        502.2            417.1
        23.1               20.7     Profit from operations (1)                                    43.2             35.4
         9.1%               9.4%    Operating margin (1)                                           8.6%             8.5%
                                    EBITDA margin 1                                               11.1%            11.3%
                                    Average net operating assets                                 196.6            167.3
                                    Return on average net operating assets (2)                    43.9%            42.3%
                                    Return on average invested capital (2)                        12.7%            13.9%
                                    Capital expenditure                                           14.2             10.3
                                    Depreciation                                                  12.4             11.6
                                    Employees (number)                                          12,647           11,398
--------------------------------------------------------------------------------------------------------------------------

1. Before restructuring initiatives (see paragraph 5.2)

2. Return on invested capital is calculated for total operations before restructuring initiatives

In the Building Products group, revenue increased by 20.4 per cent to GBP502.2 million and profit from operations before restructuring initiatives was ahead by
22.0 per cent at GBP43.2 million.

The Building Products group had an operating margin of 8.6 per cent in the first half of 2006 (H1 2005: 8.5 per cent). Although the group experienced inefficiencies from plant rationalisations in the Air Systems businesses, the overall performance benefited from a recovering non-residential market and strong contributions from acquisitions.

Air Systems Components

--------------------------------------------------------------------------------------------------------------------------
          Second Quarter                                                                             First Half
--------------------------------------------------------------------------------------------------------------------------
             2006             2005                                                                    2006           2005
      GBP million      GBP million                                                             GBP million    GBP million
      (Unaudited)      (Unaudited)                                                             (Unaudited)    (Unaudited)
       152.1              118.1     Sales                                                         291.2            227.9
        15.2               12.8     Profit from operations (1)                                     27.3             23.2
        10.0%              10.8%    Operating margin (1)                                            9.4%            10.2%
------------------ -------------------------------------------------------------------------------------------------------

1. Before restructuring initiatives (see paragraph 5.2)

During the first half of 2006, Air Systems Components saw sales rise by 27.8 per cent to GBP291.2 million (H1 2005: GBP227.9 million) and profit from operations before restructuring initiatives increase by 17.7 per cent to GBP27.3 million (H1 2005: GBP23.2 million).

Sales benefited from the contribution of both NRG and Selkirk and a pick-up in the non-residential market. The acquisition of Selkirk took place in the first quarter of 2006 and integration has now been completed. Despite stronger volumes, operating profit was impacted by continued plant rationalisations and associated manufacturing inefficiencies. The margin was 9.4 per cent in the first half (H1 2005: 10.2 per cent). The margin was affected by the inclusion of Selkirk, where seasonal profits largely arise in the second half of the year, and operational inefficiencies. The margin is expected to improve as these trends are reversed over the second half.



Other Building Products

--------------------------------------------------------------------------------------------------------------------------
          Second Quarter                                                                             First Half
--------------------------------------------------------------------------------------------------------------------------
             2006             2005                                                                    2006           2005
      GBP million      GBP million                                                             GBP million    GBP million
      (Unaudited)      (Unaudited)                                                             (Unaudited)    (Unaudited)
       103.1              101.0     Sales                                                         211.0            189.2
         7.9                7.9     Profit from operations (1)                                     15.9             12.2
         7.7%               7.8%    Operating margin (1)                                            7.5%             6.4%
--------------------------------------------------------------------------------------------------------------------------

1. Before restructuring initiatives (see paragraph 5.2)

Sales were ahead by 11.5 per cent at GBP211.0 million (H1 2005: GBP189.2 million) and operating profit was up by 30.3 per cent at GBP15.9 million (H1 2005: GBP12.2 million). The margin increased to 7.5 per cent in the first half (H1 2005: 6.4 per cent).

The Bathware business saw sales and profits rise during the first half of 2006, despite a weakening of the residential housing market in the second quarter. In the second half, new product introductions, the success of the acrylic range and a strong refurbishment market should offset any further weakening of the residential market. Philips experienced increased activity in the manufactured housing and recreational vehicle markets, offsetting the decline in the residential market. The Fittings business benefited from a favourable product mix in the first half, a trend which is expected to continue over the remainder of the year.

Foreign exchange

The average sterling to US dollar exchange rate in the second quarter was 1.8303 compared to the average for the first quarter of 1.7508, a weakening of 4.5 per cent. Had the average rate in the first quarter been maintained through the first half, the reported sterling first half profit would have been higher by about GBP3 million. On average a ten per cent movement in the GBP/$ exchange rate impacts the operating profit of the Group by around eight per cent.

Restructuring initiatives

Net restructuring initiatives were at GBP12.2 million (H1 2005: GBP8.5 million). Restructuring costs were GBP15.0 million (H1 2005: GBP7.4 million) and primarily related to the closure of the PCD facility in Stackpole, the transfer of the manufacturing capability from the Wiper Systems facility in Pontypool to more cost competitive locations, the rationalisation of production facilities at Air Systems Components, the earlier than planned restructuring of Fluid Power's St. Neots facility and the movement of production to Eastern Europe, made possible by the acquisition of EMB in 2005.

The disposal of businesses and properties as part of restructuring initiatives resulted in a gain of GBP2.8 million during the first half of 2006 (H1 2005: loss GBP1.1 million).

Interest payable, investment income and finance income

Interest  payable  for the  first  half of 2006 was  GBP41.3  million  (H1 2005:
GBP40.2 million), investment income was GBP22.8 million (H1 2005: GBP19.2 million) and other finance income was GBP0.6 million (H1 2005: GBP3.7 million). Under IFRS, interest payable includes the finance cost related to the post-employment benefits liability of GBP20.2 million (H1 2005: GBP19.5 million) and investment income includes the expected return on post-employment benefit plan assets of GBP19.0 million (H1 2005: GBP17.0 million).

Fair value gains arising on derivative hedging instruments of GBP0.6 million (H1 2005: GBP3.7 million) have been recognised under other finance income in accordance with IAS32 and IAS39.

Taxation

The tax charge attributable to continuing operations of GBP35.6 million in the first half (H1 2005: GBP22.4 million) represents an effective tax rate of 27.0 per cent (H1 2005: 18.2 per cent) applied to profit before tax, which is stated after preference dividends. The tax charge in the first half of 2005 benefited from the reduction in tax provisions of GBP16.6 million following the resolution of an outstanding tax issue in the United States and adjustments to deferred taxation.

Pensions

Pension costs charged to profit from operations before restructuring initiatives in the first half of 2006 for defined benefit schemes were GBP4.5 million (H1 2005: GBP3.0 million) and pension contributions to defined benefit schemes were GBP16.3 million (H1 2005: GBP22.4 million). For the full year, contributions to defined benefit schemes are expected to be in the region of GBP40.0 million (2005: GBP44.5 million) and are expected to decrease from 2006 onwards.

Earnings per share

Basic earnings per share from total operations were 11.17 pence (H1 2005: 12.50 pence). Fully diluted earnings per share from total operations were 10.75 pence, compared with 11.93 pence in the first half of 2005. Earnings per share in 2005 benefited from the reduction in tax provisions referred to above. During the first half of 2006, 7,833,732 convertible preference shares were converted into 76,535,556 ordinary shares in the Company.

Dividends

The dividends to our preference shareholders are dollar denominated and in the first half of 2006, the sterling equivalent was GBP3.6 million (H1 2005: GBP8.1 million).

The interim dividend to holders of ordinary shares is 5.32 pence (H1 2005: 5.07 pence), an increase of 5.0 per cent.

Capital expenditure

Net capital expenditure was GBP58.1 million (H1 2005: GBP54.3 million), representing 0.9 times depreciation (H1 2005: 1.0 times). Gross capital expenditure was GBP63.5 million (H1 2005: GBP65.6 million) and proceeds from asset disposals amounted to GBP5.4 million (H1 2005: GBP11.3 million). In 2006, gross capital expenditure is expected to be around GBP150 million.

Working capital

Working capital, net of provisions, was GBP573.8 million (H1 2005: GBP515.7 million). The average working capital as a percentage of moving annual total sales for the first six months was 15.3 per cent compared to 14.5 per cent in 2005. The increase in working capital during the year is due in part to the change in the US dollar/Sterling exchange rate at the respective balance sheet dates, and the impact of the acquisitions and disposals. The balance of the movement was primarily due to higher receivables and an increase in inventory in the Fluid Power business and in Air Systems Components. A number of initiatives to improve the management of working capital have been implemented and for the year as a whole we expect the underlying movement in operating working capital to be broadly neutral.

Cash flow

The table below shows the net debt movement for the first six months:

-------------------------------------------------------------------------------------------------------------------------
                                                                                         H1 2006            H1 2005
                                                                                      GBP million        GBP million
-------------------------------------------------------------------------------------------------------------------------

Opening debt (excluding preference shares)                                             (334.5)            (240.7)
-------------------------------------------------------------------------------------------------------------------------

Cash generated from operations                                                          115.8             136.6
Capital expenditure (net)                                                               (58.1)             (54.3)
-------------------------------------------------------------------------------------------------------------------------
Operating cash flow                                                                      57.7              82.3
 Tax                                                                                    (59.9)             (28.4)
Interest and preference dividends                                                       (19.0)             (19.0)
Other movements                                                                          (6.4)              (4.6)
-------------------------------------------------------------------------------------------------------------------------
Free cash flow to equity shareholders                                                   (27.6)              30.3
Acquisitions and disposals                                                              (69.6)             (82.4)
Ordinary dividends                                                                      (69.8)             (60.0)
Ordinary share movements                                                                 11.5               3.0
Foreign currency movements                                                               19.8             (17.3)
-------------------------------------------------------------------------------------------------------------------------
Net funds movement                                                                     (135.7)            (126.4)
-------------------------------------------------------------------------------------------------------------------------
Non-cash movements                                                                        1.3               2.2
-------------------------------------------------------------------------------------------------------------------------
Closing debt (excluding preference shares)                                             (468.9)            (364.9)
-------------------------------------------------------------------------------------------------------------------------

We expect the Group to remain cash flow positive after interest, tax and dividends for the full year. A reconciliation of the table above to the consolidated cash flow statement is included in paragraph 5.3.



5. FINANCIAL DATA

5.1 Detailed changes in underlying revenue and profit from operations from H1 2005 to H1 2006 (unaudited)

--------------------------------------------------------------------------------------------------------------------------
                            Revenue               Profit from operations   Restructuring         Profit from operations
                                                  before restructuring     initiatives
                                                  initiatives
                            ----------------------------------------------------------------------------------------------
Group                     GBP million   Change  GBP million    Change    GBP million   Change  GBP million       Change
--------------------------------------------------------------------------------------------------------------------------
H1 2005                       1,545.1                 148.9                   (8.5)                     140.4
Exchange rate effect             69.6                   7.1                   (0.1)             7.0
Disposals                        (1.1)                     -                      -               -
                            -----------           ------------             -----------
                              1,613.6                 156.0                   (8.6)
Acquisitions                     62.6     3.9 %         5.6       3.6 %          -        -     5.6
Restructuring initiatives           -       -             -         -         (3.6)   (41.9)%  (3.6)
Underlying change                73.4     4.5 %         0.3       0.2 %          -        -     0.3
                                                                                               ------
                                                                                                          9.3     6.6 %
--------------------------------------------------------------------------------------------------------------------------
H1 2006                       1,749.6                 161.9                  (12.2)                     149.7
--------------------------------------------------------------------------------------------------------------------------
Industrial & Automotive
--------------------------------------------------------------------------------------------------------------------------
H1 2005                       1,128.0                 123.5                   (5.6)                     117.9
Exchange rate effect             51.1                   5.9                      -              5.9
Disposals                        (1.1)                    -                      -                -
                            -----------           ------------             -----------
                              1,178.0                 129.4                   (5.6)
Acquisitions                     26.1     2.2 %         2.6       2.0 %          -        -     2.6
Restructuring initiatives           -       -             -         -         (3.2)   (57.1)%  (3.2)
Underlying change                43.3     3.7 %         2.6       2.0 %          -        -     2.6
                                                                                               ------
                                                                                                          7.9     6.7 %
-------------------------------------------------------------------------------------------------------------------------
H1 2006                       1,247.4                 134.6                   (8.8)                     125.8
--------------------------------------------------------------------------------------------------------------------------
Building Products
--------------------------------------------------------------------------------------------------------------------------
H1 2005                         417.1                  35.4                   (2.9)                      32.5
Exchange rate effect             18.5                   1.7                   (0.1)             1.6
                            -----------           ------------             -----------
                                435.6                  37.1                   (3.0)
Acquisitions                     36.5     8.4 %         3.0       8.1 %          -        -     3.0
Restructuring initiatives           -       -             -         -         (0.4)   (13.3)%  (0.4)
Underlying change                30.1     6.9 %         3.1       8.4 %          -        -     3.1
                                                                                               ------
                                                                                                          7.3    22.5 %
--------------------------------------------------------------------------------------------------------------------------
H1 2006                         502.2                  43.2                   (3.4)                     39.8
--------------------------------------------------------------------------------------------------------------------------
Central costs
--------------------------------------------------------------------------------------------------------------------------
H1 2005                              -                 (10.0)                    -                    (10.0)
Exchange rate effect                 -                  (0.5)                    -            (0.5)
                            -----------           ------------             -----------
                                                       (10.5)
Underlying change                    -         -        (5.4)     (51.4)%        -            (5.4)
                                                                                               ------
                                                                                                          (5.9)   (59.0)%
--------------------------------------------------------------------------------------------------------------------------
H1 2006                              -                 (15.9)                       -                    (15.9)
--------------------------------------------------------------------------------------------------------------------------



5.2 Segmental information (unaudited)

Three months ended 1 July 2006 (unaudited)

--------------------------------------------------------------------------------------------------------------------------
GBP million                                          Industrial &         Building         Unallocated          Total
                                                    Automotive          Products           central
                                                                                         activities
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                    604.1             255.2                -            859.3
--------------------------------------------------------------------------------------------------------------------------
Segment result (See note 2)                                 59.0             20.9                 -             79.9
Adjust for:
  Restructuring costs                                        9.7              2.1                 -             11.8
  Disposals and exit of businesses                           0.3              0.1                 -              0.4
  Unallocated central activities                               -                -              (7.2)            (7.2)
--------------------------------------------------------------------------------------------------------------------------
Profit from operations before restructuring                 69.0             23.1              (7.2)            84.9
initiatives
--------------------------------------------------------------------------------------------------------------------------

Operating margin before restructuring                       11.4%             9.1%                -              9.9%
initiatives
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
GBP million                                 Power       Fluid Power                   Wipers        Other         Total
                                      Transmission                    Fluid                     Industrial    Industrial
                                                                     Systems                   & Automotive  & Automotive
--------------------------------------------------------------------------------------------------------------------------
Revenue                                      262.3         98.8         57.3           48.0         137.7         604.1
--------------------------------------------------------------------------------------------------------------------------
Segment result (See note 2)                   36.0          8.4          2.7           (3.8)         15.7         59.0
Adjust for:
  Restructuring costs                          4.7          3.0            -            1.9           0.1          9.7
  Disposals and exit of businesses             0.1            -            -              -           0.2          0.3
--------------------------------------------------------------------------------------------------------------------------
Profit from operations before                 40.8         11.4          2.7           (1.9)         16.0         69.0
restructuring initiatives
--------------------------------------------------------------------------------------------------------------------------

Operating margin before                       15.6%        11.5%         4.7%         (4.0)%         11.6%        11.4%
restructuring initiatives
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
GBP million                                                             Air Systems      Other Building     Total Building
                                                                       Components         Products           Products
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                                      152.1            103.1            255.2
--------------------------------------------------------------------------------------------------------------------------
Segment result (See note 2)                                                   13.1              7.8             20.9
Adjust for:
  Restructuring costs                                                          2.1                -              2.1
  Disposals and exit of businesses                                               -              0.1              0.1
--------------------------------------------------------------------------------------------------------------------------
Profit from operations before restructuring                                   15.2              7.9             23.1
initiatives
--------------------------------------------------------------------------------------------------------------------------

Operating margin before restructuring                                         10.0%             7.7%             9.1%
initiatives
--------------------------------------------------------------------------------------------------------------------------


Three months ended 2 July 2005 (unaudited)
--------------------------------------------------------------------------------------------------------------------------
GBP million                                        Industrial &    Building Products     Unallocated          Total
                                                     Automotive                             central
                                                                                         activities
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                    574.2            219.1                 -           793.3
--------------------------------------------------------------------------------------------------------------------------
Segment result (See note 2)                                 59.0             19.0                 -            78.0
Adjust for:
  Restructuring costs                                        4.3              1.6                 -             5.9
  Disposals and exit of businesses                           1.1              0.1                 -             1.2
  Share of results of associates                             0.1                -                 -             0.1
  Unallocated central activities                               -                -              (5.0)           (5.0)
--------------------------------------------------------------------------------------------------------------------------
Profit from operations before restructuring                 64.5             20.7              (5.0)           80.2
initiatives
--------------------------------------------------------------------------------------------------------------------------

Operating margin before restructuring                       11.2%             9.4%               -             10.1%
initiatives
--------------------------------------------------------------------------------------------------------------------------




Three months ended 2 July 2005 (unaudited) continued

------------------------------------------------------------------------------------------------------------------------
GBP million                                 Power       Fluid Power                   Wipers        Other         Total
                                      Transmission                    Fluid                     Industrial    Industrial
                                                                     Systems                   & Automotive  & Automotive
-------------------------------------------------------------------------------------------------------------------------
Revenue                                      248.8       91.3         56.8        54.5         122.8             574.2
--------------------------------------------------------------------------------------------------------------------------
Segment result (See note 2)                   34.1       10.0          5.5        (2.8)         12.2              59.0
Adjust for:
  Restructuring costs                          0.1          -            -         2.6           1.6               4.3
  Disposals and exit of businesses               -          -            -           -           1.1               1.1
 Share of results of associates                  -          -            0.1         -             -               0.1
--------------------------------------------------------------------------------------------------------------------------
Profit from operations before                 34.2       10.0           5.6       (0.2)         14.9              64.5
restructuring initiatives
--------------------------------------------------------------------------------------------------------------------------

Operating margin before                       13.7%      11.0%          9.9%      (0.4)%       12.1%             11.2%
restructuring initiatives
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
GBP million                                                             Air Systems      Other Building     Total Building
                                                                       Components         Products           Products
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                                      118.1            101.0            219.1
--------------------------------------------------------------------------------------------------------------------------
Segment result (See note 2)                                                   11.1              7.9             19.0
Adjust for:
  Restructuring costs                                                          1.7             (0.1)             1.6
  Disposals and exit of businesses                                               -              0.1              0.1
--------------------------------------------------------------------------------------------------------------------------
Profit from operations before restructuring                                   12.8              7.9             20.7
initiatives
--------------------------------------------------------------------------------------------------------------------------

Operating margin before restructuring                                         10.8%             7.8%             9.4%
initiatives
--------------------------------------------------------------------------------------------------------------------------


Six months ended 1 July 2006 (unaudited)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
GBP million                                          Industrial &    Building Products     Unallocated          Total
                                                    Automotive                             central
                                                                                         activities
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                  1,247.4             502.2                -           1,749.6
--------------------------------------------------------------------------------------------------------------------------
Segment result (See note 2)                                125.6              39.8                -             165.4
Adjust for:
  Restructuring costs                                       11.8               3.2                -              15.0
  Disposals and exit of businesses                          (3.0)              0.2                -              (2.8)
  Share of results of associates                             0.2                -                 -               0.2
  Gain on sale of available-for-sale                           -                -                 -                -
investments
  Unallocated central activities                               -                -             (15.9)            (15.9)
--------------------------------------------------------------------------------------------------------------------------
Profit from operations before restructuring                134.6             43.2             (15.9)            161.9
initiatives
--------------------------------------------------------------------------------------------------------------------------

Operating margin before restructuring                       10.8%             8.6%               -               9.3%
initiatives
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

GBP million                                 Power       Fluid Power                   Wipers        Other         Total
                                      Transmission                    Fluid                     Industrial    Industrial
                                                                     Systems                   & Automotive  & Automotive
--------------------------------------------------------------------------------------------------------------------------
Revenue                                      526.3      204.5        115.2       104.8            296.6        1,247.4
--------------------------------------------------------------------------------------------------------------------------
Segment result (See note 2)                   74.0       16.3          3.4        (2.8)            34.7          125.6
Adjust for:
  Restructuring costs                          6.0        3.2            -         2.5              0.1           11.8
  Disposals and exit of businesses            (3.2)         -            -           -              0.2           (3.0)
 Share of results of associates                0.2          -            -           -                -            0.2
--------------------------------------------------------------------------------------------------------------------------
Profit from operations before                 77.0       19.5          3.4        (0.3)            35.0          134.6
restructuring initiatives
--------------------------------------------------------------------------------------------------------------------------

Operating margin before                       14.6%       9.5%         3.0%       (0.3)%           11.8%         10.8%
restructuring initiatives
--------------------------------------------------------------------------------------------------------------------------



Six months ended 1 July 2006 (unaudited) continued
--------------------------------------------------------------------------------------------------------------------------
GBP million                                                             Air Systems      Other Building     Total Building
                                                                       Components         Products           Products
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                                      291.2            211.0           502.2
--------------------------------------------------------------------------------------------------------------------------
Segment result (See note 2)                                                   24.0             15.8            39.8
Adjust for:
  Restructuring costs                                                          3.2                -             3.2
  Disposals and exit of businesses                                             0.1              0.1             0.2
--------------------------------------------------------------------------------------------------------------------------
Profit from operations before restructuring                                   27.3             15.9            43.2
initiatives
--------------------------------------------------------------------------------------------------------------------------

Operating margin before restructuring                                            9.4%             7.5%         8.6%
initiatives
--------------------------------------------------------------------------------------------------------------------------

Six months ended 2 July 2005 (unaudited)
--------------------------------------------------------------------------------------------------------------------------

GBP million                                          Industrial &    Building Products     Unallocated          Total
                                                    Automotive                             central
                                                                                         activities
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                 1,128.0            417.1                -              1,545.1
--------------------------------------------------------------------------------------------------------------------------
Segment result (See note 2)                               117.4             32.5                -                149.9
Adjust for:
  Restructuring costs                                       4.8              2.6                -                 7.4
  Disposals and exit of businesses                          0.8              0.3                -                 1.1
  Share of results of associates                            0.5                -                -                 0.5
  Unallocated central activities                              -                -             (10.0)             (10.0)
--------------------------------------------------------------------------------------------------------------------------
Profit from operations before restructuring              123.5             35.4             (10.0)              148.9
initiatives
--------------------------------------------------------------------------------------------------------------------------

Operating margin before restructuring                       10.9%               8.5%                -             9.6%
initiatives
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
GBP million                                 Power       Fluid Power                   Wipers        Other         Total
                                      Transmission                    Fluid                     Industrial    Industrial
                                                                     Systems                   & Automotive  & Automotive
--------------------------------------------------------------------------------------------------------------------------
Revenue                                      488.0      178.2        114.9        116.1        230.8           1,128.0
--------------------------------------------------------------------------------------------------------------------------
Segment result (See note 2)                   62.3       21.1         10.1         (0.3)         24.2            117.4
Adjust for:
  Restructuring costs                          0.1          -            -          3.1          1.6              4.8
  Disposals and exit of businesses               -          -            -            -          0.8              0.8
 Share of results of associates                0.3          -          0.2            -            -              0.5
--------------------------------------------------------------------------------------------------------------------------
Profit from operations before                 62.7       21.1         10.3          2.8         26.6            123.5
restructuring initiatives
--------------------------------------------------------------------------------------------------------------------------

Operating margin before                      12.8%      11.8%         9.0%          2.4%        11.5%           10.9%
restructuring initiatives
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
GBP million                                                             Air Systems      Other Building     Total Building
                                                                       Components         Products           Products
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                                      227.9            189.2            417.1
--------------------------------------------------------------------------------------------------------------------------
Segment result (See note 2)                                                   20.5             12.0             32.5
Adjust for:
  Restructuring costs                                                          2.7             (0.1)             2.6
  Disposals and exit of businesses                                               -              0.3              0.3
--------------------------------------------------------------------------------------------------------------------------
Profit from operations before restructuring                                   23.2             12.2             35.4
initiatives
--------------------------------------------------------------------------------------------------------------------------

Operating margin before restructuring                                         10.2%            6.4%             8.5%
initiatives
--------------------------------------------------------------------------------------------------------------------------



5.3 Supplemental cash flow analysis (unaudited)

Reconciliation of the cash flow chart included on page 11, to the consolidated cash flow statement.

--------------------------------------------------------------------------------------------------------------------------
                                                          H1 2006                                 H1 2005
                                                         GBP million                               GBP million
--------------------------------------------------------------------------------------------------------------------------

Cash generated from operations                                            115.8                                   136.6
   Purchase of property, plant &
   equipment                                           (56.1)                                (64.2)
   Purchase of intangible assets                        (7.4)                                 (1.4)
   Disposal of property, plant &
   equipment                                             5.4                                 11.3
                                           -------------------                    ------------------


Capital expenditure (net)                                                 (58.1)                                   (54.3)
--------------------------------------------------------------------------------------------------------------------------
Operating cash flow                                                        57.7                                    82.3
   Income taxes paid                                   (62.2)                                (34.4)
   Income taxes received                                 2.3                                  6.0
                                           -------------------                    ------------------

Tax                                                                       (59.9)                                   (28.4)
   Interest element of finance lease
   rental payments                                      (0.3)                                 (0.3)
   Interest received                                     3.0                                  1.8
   Interest paid                                       (16.5)                                (12.4)
   Preference dividend paid                             (5.2)                                 (8.1)
                                           -------------------                    ------------------
Interest and preference dividends                                         (19.0)                                   (19.0)
   Capitalisation of development costs                  (0.2)                                    -
   Dividends received from associates                    0.2                                  0.3
   Investment by a minority shareholder
   in a subsidiary                                       0.8                                    -
   Dividend paid to a minority
   shareholder in a subsidiary                          (7.2)                                 (4.9)
                                           -------------------                    ------------------

Other movements                                                            (6.4)                                    (4.6)
--------------------------------------------------------------------------------------------------------------------------
Free cash flow to equity shareholders                                     (27.6)                                    30.3
   Purchase of subsidiaries, net of cash
   acquired                                            (71.8)                                (85.3)
   Sales of subsidiaries, net of cash
   disposed                                              4.2                                  2.9
   Purchase of interests in associates                  (2.0)                                    -
                                           -------------------                    ------------------
Acquisitions and disposals                                                (69.6)                                   (82.4)
Ordinary dividends                                                        (69.8)                                   (60.0)
   Issue of ordinary shares                             14.7                                  0.7
   Purchase of own shares                               (3.2)                                 (0.6)
   Sale of own shares                                      -                                  2.9
                                           -------------------                    ------------------

Ordinary share movements                                                   11.5                                     3.0
   Cash & cash equivalents                              11.6                                (12.7)
   Other debt                                            8.2                                 (4.6)
                                           -------------------                    ------------------

Foreign currency translation                                               19.8                                   (17.3)
--------------------------------------------------------------------------------------------------------------------------
Net fund movements                                                       (135.7)                                  (126.4)
--------------------------------------------------------------------------------------------------------------------------



INDEPENDENT REVIEW REPORT TO TOMKINS PLC


Introduction

We have been instructed by Tomkins plc ("the Company") to review the financial information for the six months ended 1 July 2006, which comprises the condensed consolidated income statement, condensed consolidated cash flow statement, condensed consolidated balance sheet, condensed consolidated statement of recognised income and expense, the reconciliation of changes in consolidated shareholders' equity and the related notes 1 to 20. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.


Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing
Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.


Review work performed

We conducted  our review in accordance  with the guidance  contained in Bulletin
1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit.
Accordingly, we do not express an audit opinion on the financial information.


Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 1 July 2006.


Deloitte & Touche LLP
Chartered Accountants
London
1 August 2006




6.  CONDENSED FINANCIAL STATEMENTS (IFRS)

CONDENSED CONSOLIDATED INCOME STATEMENT
(UNAUDITED)
THREE MONTHS ENDED 1 JULY 2006
                                                                                            3 months    3 months
                                                                                                ended       ended
                                                                                               1 July      2 July
                                                                                                 2006        2005
                                                                                    Note  GBP million   GBP million
--------------------------------------------------------------------------------------------------------------------
Continuing operations
Sales                                                                                2          859.3       793.3
Cost of sales                                                                                  (628.2)     (570.3)
--------------------------------------------------------------------------------------------------------------------
Gross profit                                                                                    231.1       223.0
Distribution costs                                                                              (81.0)      (79.2)
Administrative expenses                                                                         (65.2)      (63.7)
Share of profit of associates                                                                       -         0.1
--------------------------------------------------------------------------------------------------------------------
Profit from operations before restructuring initiatives                                          84.9        80.2
Restructuring costs                                                                  3          (11.8)       (5.9)
Loss on disposals and on the exit of businesses                                      3           (0.4)       (1.2)
--------------------------------------------------------------------------------- --------- ----------- -----------
Profit from operations                                                                           72.7        73.1
                                                                                            ----------- -----------

Interest payable                                                                                (19.8)      (21.0)
Investment income                                                                                10.9         9.7
Other finance income                                                                                -         5.2
                                                                                            ----------- -----------

Net finance costs                                                                                (8.9)      (6.1)
--------------------------------------------------------------------------------------------------------------------
Profit before tax                                                                                63.8       67.0
Income tax expense                                                                              (14.5)      (6.1)
--------------------------------------------------------------------------------------------------------------------
Profit for the period from continuing operations                                                 49.3       60.9

Discontinued operations
Loss for the period from discontinued operations                                                 (0.2)      (0.7)
--------------------------------------------------------------------------------------------------------------------
Profit for the period                                                                            49.1       60.2
Minority interests                                                                               (2.6)      (1.9)
--------------------------------------------------------------------------------------------------------------------
Profit for the period attributable to equity shareholders                                        46.5       58.3
--------------------------------------------------------------------------------------------------------------------


Earnings per share
Basic
Continuing operations                                                                           5.47p        7.64p
Discontinued operations                                                                        (0.02)p      (0.09)p
--------------------------------------------------------------------------------------------------------------------
Total operations                                                                                5.45p        7.55p
--------------------------------------------------------------------------------------------------------------------

Diluted
Continuing operations                                                                           5.37 p       7.21p
Discontinued operations                                                                        (0.02)p      (0.08)p
--------------------------------------------------------------------------------------------------------------------
Total operations                                                                                5.35 p       7.13p
--------------------------------------------------------------------------------------------------------------------




    CONDENSED CONSOLIDATED INCOME STATEMENT
    (UNAUDITED)
    SIX MONTHS ENDED 1 JULY 2006

                                                                                     6 months     6 months          Year
                                                                                        ended     ended  31       ended
                                                                                       1 July       2 July     December
                                                                                         2006       2005            2005
                                                                              Note  GBP  million GBP million GBP million
    --------------------------------------------------------------------------------------------------------------------
    Continuing operations
    Sales                                                                      2      1,749.6     1,545.1     3,182.4
    Cost of sales                                                                    (1,283.5)   (1,111.5)   (2,288.9)
    --------------------------------------------------------------------------------------------------------------------
    Gross profit                                                                        466.1       433.6       893.5
    Distribution costs                                                                 (162.3)     (157.3)     (326.4)
    Administrative expenses                                                            (142.1)     (127.9)     (259.2)
    Share of profit of associates                                                         0.2         0.5         0.6
    --------------------------------------------------------------------------------------------------------------------
    Profit from operations before restructuring initiatives                             161.9       148.9       308.5
    Restructuring costs                                                        3        (15.0)       (7.4)      (20.3)
    Gain/(loss) on disposals and on the exit of businesses                     3          2.8        (1.1)        8.5
    ------------------------------------------------------------------------ ------- ---------- ----------- -----------
    Profit from operations                                                              149.7       140.4       296.7
                                                                                     ---------- ----------- -----------

    Interest payable                                                           4        (41.3)      (40.2)      (83.5)
    Investment income                                                          5         22.8        19.2        40.3
    Other finance income                                                       6          0.6         3.7        4.2
                                                                                     ---------- ----------- -----------

    Net finance costs                                                                   (17.9)      (17.3)      (39.0)
    --------------------------------------------------------------------------------------------------------------------
    Profit before tax                                                                   131.8       123.1       257.7
    Income tax expense                                                         7        (35.6)      (22.4)      (59.0)
    --------------------------------------------------------------------------------------------------------------------
    Profit for the period from continuing operations                                     96.2       100.7       198.7

    Discontinued operations
    Profit/(loss) for the period from discontinued operations                  8          1.4       (0.7)         2.5
    --------------------------------------------------------------------------------------------------------------------
    Profit for the period                                                                97.6      100.0        201.2
    Minority interests                                                                   (5.6)      (3.6)        (9.0)
    --------------------------------------------------------------------------------------------------------------------
    Profit for the period attributable to equity shareholders                            92.0       96.4        192.2
    --------------------------------------------------------------------------------------------------------------------


    Earnings per share                                                         9
    Basic
    Continuing operations                                                              11.00p      12.59p       24.59p
    Discontinued operations                                                             0.17p      (0.09)p       0.33p
    --------------------------------------------------------------------------------------------------------------------
    Total operations                                                                   11.17p      12.50p       24.92p
    --------------------------------------------------------------------------------------------------------------------

    Diluted
    Continuing operations                                                              10.59p     12.01p       23.50p
    Discontinued operations                                                             0.16 p    (0.08)p       0.29p
    --------------------------------------------------------------------------------------------------------------------
    Total operations                                                                   10.75p     11.93p       23.79p
    --------------------------------------------------------------------------------------------------------------------

    Dividends per ordinary share                                               10       5.32p      5.07p       13.23p
    --------------------------------------------------------------------------------------------------------------------



CONDENSED CONSOLIDATED CASH FLOW STATEMENT
(UNAUDITED)
SIX MONTHS ENDED 1 JULY 2006

                                                                                                               Year
                                                                                  6 months       6 months      ended
                                                                                    ended          ended         31
                                                                                   1 July         2 July    December
                                                                                     2006           2005        2005
                                                                       Note   GBP million    GBP million  GBP million
---------------------------------------------------------------------------------------------------------------------
Operating activities
Cash generated from operations                                          11          115.8         136.6        336.5
Income taxes paid                                                                   (62.2)        (34.4)       (79.5)
Income taxes received                                                                 2.3           6.0         9.0
---------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                            55.9        108.2        266.0
---------------------------------------------------------------------------------------------------------------------

Investing activities
Purchase of property, plant and equipment                                           (56.1)       (64.2)      (128.5)
Purchase of intangible assets                                                        (7.4)        (1.4)       (14.8)
Capitalisation of development costs                                                  (0.2)           -         (0.4)
Disposal of property, plant and equipment                                             5.4         11.3         23.8
Purchase of interests in associates                                                  (2.0)           -            -
Purchase of subsidiaries, net of cash acquired                                      (71.8)       (85.3)      (101.3)
Sale of businesses and subsidiaries, net of cash disposed                             4.2          2.9         29.3
Interest received                                                                     3.0          1.8          5.8
Dividends received from associates                                                    0.2          0.3          0.3
---------------------------------------------------------------------------------------------------------------------
Net cash outflow from investing activities                                         (124.7)       (134.6)     (185.8)
---------------------------------------------------------------------------------------------------------------------

Financing activities
Issue of ordinary shares                                                             14.7           0.7         0.4
Draw-down of bank and other loans                                                    48.4          95.5       185.4
Repayment of bank and other loans                                                    (6.4)         (2.1)      (49.1)
Capital element of finance lease rental payments                                     (0.9)         (2.7)       (2.8)
Interest element of finance lease rental payments                                    (0.3)         (0.3)       (0.7)
Decrease/(increase) in collateralised cash                                            1.3          (0.2)       (0.5)
Purchase of own shares                                                               (3.2)         (0.6)       (2.4)
Sale of own shares                                                                      -           2.9         2.9
Interest paid                                                                       (16.5)        (12.4)      (26.1)
Equity dividend paid                                                                (69.8)        (60.0)      (99.4)
Preference dividend paid                                                             (5.2)         (8.1)      (16.1)
Investment by a minority shareholder in a subsidiary                                  0.8            -            -
Dividend paid to a minority shareholder in a subsidiary                              (7.2)         (4.9)       (5.9)
---------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from financing activities                                 (44.3)          7.8       (14.3)
---------------------------------------------------------------------------------------------------------------------

Net (decrease)/increase in cash and cash equivalents                               (113.1)        (18.6)       65.9
Cash and cash equivalents at the beginning of the period                            220.5         178.9       178.9
Foreign currency translation                                                         11.6         (12.7)      (24.3)
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                                  119.0         147.6       220.5
---------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents for the purposes of the cash flow
statement comprise:
                                                                                                              As at
                                                                                     As at         As at         31
                                                                                    1 July        2 July  December
                                                                                      2006          2005        2005
                                                                               GBP million   GBP million GBP million
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                           135.2         165.2       230.9
Bank overdrafts                                                                     (16.2)        (17.6)      (10.4)
---------------------------------------------------------------------------------------------------------------------
                                                                                    119.0         147.6       220.5
---------------------------------------------------------------------------------------------------------------------

A reconciliation of the change in cash and cash equivalents to the movement in net debt is presented in note 12.



CONDENSED CONSOLIDATED BALANCE SHEET
(UNAUDITED)
AS AT 1 JULY 2006

                                                                          Note        As at        As at       As at
                                                                                                                  31
                                                                                     1 July       2 July    December
                                                                                       2006         2005        2005
                                                                                GBP million  GBP million GBP million
    ----------------------------------------------------------------------------------------------------------------
    Non-current assets
    Goodwill                                                                          343.2      301.7        319.5
    Other intangible assets                                                            26.4        7.3         22.0
    Property, plant and equipment                                                     797.9      811.8        831.7
    Interests in associates                                                             6.2        4.1          4.4
    Trade and other receivables                                               13       16.7       35.4         19.8
    Deferred tax assets                                                               103.3      127.9        101.9
    ----------------------------------------------------------------------------------------------------------------
                                                                                    1,293.7    1,288.2      1,299.3
    ----------------------------------------------------------------------------------------------------------------
    Current assets
    Inventories                                                                       446.0      419.1        444.7
    Trade and other receivables                                               13      650.6      581.1        583.7
    Income tax recoverable                                                             20.7        5.9          4.1
    Available-for-sale investments                                                      1.8        2.2          2.2
    Cash and cash equivalents                                                         135.2      165.2        230.9
    ----------------------------------------------------------------------------------------------------------------
                                                                                    1,254.3      1,173.5    1,265.6
    ----------------------------------------------------------------------------------------------------------------
    Assets held for sale                                                      14       11.3         13.6       13.4
    ----------------------------------------------------------------------------------------------------------------
    Total assets                                                                    2,559.3      2,475.3    2,578.3
    ----------------------------------------------------------------------------------------------------------------
    Current liabilities
    Bank overdrafts                                                                   (16.2)      (17.6)      (10.4)
    Bank and other loans                                                              (43.1)      (29.6)      (31.1)
    Obligations under finance leases                                                   (1.7)       (1.6)       (2.4)
    Trade and other payables                                                  15     (449.6)     (415.5)     (442.3)
    Income tax liabilities                                                            (10.9)      (27.9)      (17.6)
    Provisions                                                                16      (42.3)      (39.2)      (41.3)
    ------------------------------------------------------------------------------------------------------------------
                                                                                     (563.8)     (531.4)     (545.1)
    ------------------------------------------------------------------------------------------------------------------
    Non-current liabilities
    Bank and other loans                                                             (556.4)     (504.7)     (531.0)
    Obligations under finance leases                                                   (9.2)       (8.4)       (9.9)
    Trade and other payables                                                  15       (8.7)      (16.6)      (15.3)
    Post-employment benefit obligations                                              (265.5)     (273.8)     (296.3)
    Deferred tax liabilities                                                          (53.8)      (48.3)      (50.0)
    Income tax liabilities                                                            (88.2)     (130.7)      (94.9)
    Provisions                                                                16      (16.9)      (19.0)      (18.2)
     ----------------------------------------------------------------------------------------------------------------
                                                                                     (998.7)   (1,001.5)   (1,015.6)
    -----------------------------------------------------------------------------------------------------------------
    Convertible cumulative preference shares                                  17      (71.1)     (295.7)     (304.7)
    -----------------------------------------------------------------------------------------------------------------
                                                                                   (1,069.8)   (1,297.2)   (1,320.3)
    ----------------------------------------------------------------------------------------------------------------
    Total liabilities                                                              (1,633.6)   (1,828.6)   (1,865.4)
    -------------------------------------------------------------------- -------- ----------- ----------- ---------
    NET ASSETS                                                                        925.7      646.7        712.9
    ----------------------------------------------------------------------------------------------------------------

    Capital and reserves
    Ordinary share capital                                                    18       42.9       38.7         38.7
    Share premium account                                                     18      331.8       95.4         95.8
    Own shares                                                                        (10.9)      (7.1)        (8.7)
    Capital redemption reserve                                                        461.9      461.9        461.9
    Currency translation reserve                                                      (15.0)       3.9         32.5
    Retained profit                                                                    69.1       11.4         44.3
    ----------------------------------------------------------------------------------------------------------------
    Shareholders' equity                                                              879.8      604.2        664.5
    Minority interests                                                                 45.9       42.5         48.4
    ----------------------------------------------------------------------------------------------------------------
    TOTAL EQUITY                                                                      925.7      646.7        712.9
    ---------------------------------------------------------------------------------------------------------------



CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
(UNAUDITED)
SIX MONTHS ENDED 1 JULY 2006

                                                                                                             Year
                                                                               6 months      6 months       ended
                                                                                  ended         ended          31
                                                                                 1 July        2 July    December
                                                                                   2006          2005        2005
                                                                            GBP million   GBP million GBP million
-----------------------------------------------------------------------------------------------------------------

Profit for the period                                                              97.6       100.0        201.2
-----------------------------------------------------------------------------------------------------------------
Net (expense)/income recognised directly in equity
Fair value gain on available-for-sale investments                                     -           -         0.7
Post employment benefits:
  - Actuarial loss                                                                    -           -       (44.1)
  - Effect of the asset ceiling                                                       -           -        (0.3)
Currency translation differences on foreign operations:
  - Subsidiaries                                                                  (83.8)        78.3      136.2
  - Associates                                                                     (0.3)         0.3        0.4
Fair value gain/(loss) on net investment hedges                                    34.7       (45.0)      (72.6)
Tax on items taken directly to equity                                              (0.2)        (0.1)       16.2
-----------------------------------------------------------------------------------------------------------------
                                                                                  (49.6)        33.5       36.5
-----------------------------------------------------------------------------------------------------------------
Transfers from equity to the income statement
Fair value gain realised on the sale of available-for-sale investments                -           -       (0.4)
-----------------------------------------------------------------------------------------------------------------
Total recognised income and expense for the period                                 48.0       133.5      237.3
-----------------------------------------------------------------------------------------------------------------

Attributable to:
-  Equity shareholders                                                             44.3       127.8      224.6
-  Minority interests                                                               3.7         5.7       12.7
-----------------------------------------------------------------------------------------------------------------
                                                                                   48.0       133.5      237.3
-----------------------------------------------------------------------------------------------------------------


RECONCILIATION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY
(UNAUDITED)
SIX MONTHS ENDED 1 JULY 2006

                                                                                                             Year
                                                                                6 months      6 months      ended
                                                                                  ended         ended          31
                                                                                 1 July        2 July    December
                                                                                   2006          2005        2005
                                                                            GBP million   GBP million GBP million
-----------------------------------------------------------------------------------------------------------------

Shareholders' equity at the beginning of the period                               664.5       466.5        466.5
Adoption of IAS 32 and IAS 39                                                         -        63.1         63.1
-----------------------------------------------------------------------------------------------------------------
                                                                                  664.5       529.6        529.6
-----------------------------------------------------------------------------------------------------------------
Total recognised income and expense attributable to equity                         44.3       127.8        224.6
shareholders
Dividends on ordinary shares                                                      (69.8)      (60.0)       (99.4)
Ordinary shares issued:
-  Conversion of convertible cumulative preference shares                         225.5         0.7          1.4
-  Exercise of employee share options                                              14.7         0.7          0.4
Purchase of own shares                                                             (3.2)       (0.6)        (2.4)
Sale or transfer of own shares                                                        -         2.9          2.9
Cost of equity-settled share-based incentives                                       3.8         3.1          7.4
-----------------------------------------------------------------------------------------------------------------
Net addition to shareholders' equity during the period                            215.3        74.6        134.9
-----------------------------------------------------------------------------------------------------------------
Shareholders' equity at the end of the period                                     879.8       604.2        664.5
-----------------------------------------------------------------------------------------------------------------



NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)
SIX MONTHS ENDED 1 JULY 2006

1   BASIS OF PREPARATION

The condensed financial statements for the six months ended 1 July 2006 on pages 18 to 32 have been prepared in accordance with IAS 34 "Interim Financial Reporting" and on the basis of the accounting policies set out in the Group's consolidated financial statements prepared in accordance with IFRS for the year ended 31 December 2005. The condensed financial statements have been reviewed by the auditors and their review opinion is set out on page 17. The quarterly financial information contained therein has not been subject to audit or review by the auditors.

The financial statements do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Tomkins plc for the year ended 31 December 2005, on which the auditors, Deloitte & Touche LLP, gave an unqualified opinion that did not contain a statement under section 237(2) or 237(3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

The condensed financial statements for the six months ended 1 July 2006 were approved by the Board of Directors on 1 August 2006.


2   SEGMENT INFORMATION - CONTINUING OPERATIONS

The Group  determines  its  reportable  segments  based on the  structure of the internal financial reports that are used by senior management for decision-making purposes and its primary segment reporting format is by business segment.

The Group is organised for management reporting purposes into two principal business groups: Industrial & Automotive and Building Products.

Industrial & Automotive manufactures a wide range of systems and components for car, truck and industrial equipment manufacturing markets, and industrial and automotive aftermarkets throughout the world through five business segments:
Power Transmission, Fluid Power, Wiper Systems, Fluid Systems and Other Industrial & Automotive.

Building Products comprises two business segments: Air Systems Components and Other Building Products. Air Systems Components supplies the industrial and residential heating, ventilation and air conditioning market mainly in North America. Other Building Products manufactures a variety of products for the building and construction industries mainly in North America.

Segment information about the Group's continuing operations is presented below. Segment information about the Group's discontinued operations is presented in note 8.


   a) For the three months ended 1 July 2006                            Segment revenue              Segment result
                                                                    ---------------------------------------------------
                                                                     3 months     3 months       3 months     3 months
                                                                        ended        ended          ended        ended
                                                                       1 July       2 July         1 July       2 July
                                                                         2006         2005           2006         2005
                                                                  GBP million  GBP million    GBP million  GBP million
    --------------------------------------------------------------------------------------------------------------------
    By business segment
    Industrial & Automotive:
    -   Power Transmission                                              262.3        248.8           36.0         34.1
    -   Fluid Power                                                      98.8         91.3            8.4         10.0
    -   Fluid Systems                                                    57.3         56.8            2.7          5.5
    -   Wipers                                                           48.0         54.5           (3.8)        (2.8)
    -   Other Industrial & Automotive                                   137.7        122.8           15.7         12.2
    --------------------------------------------------------------------------------------------------------------------
                                                                        604.1        574.2           59.0         59.0
    --------------------------------------------------------------------------------------------------------------------
    Building Products:
    -   Air Systems Components                                          152.1        118.1           13.1         11.1
    -   Other Building Products                                         103.1        101.0            7.8          7.9
    --------------------------------------------------------------------------------------------------------------------
                                                                        255.2        219.1           20.9         19.0
    --------------------------------------------------------------------------------------------------------------------
                                                                        859.3        793.3           79.9         78.0
    --------------------------------------------------------------------------------------------------------------------
    By geographical origin
    United States of America                                            567.1        524.0           55.2         54.2
    United Kingdom                                                       37.5         42.5           (0.5)         2.0
    Rest of Europe                                                       92.1         68.5            7.3          8.2
    Rest of the World                                                   162.6        158.3           17.9         13.6
    --------------------------------------------------------------------------------------------------------------------
                                                                        859.3        793.3           79.9         78.0
    --------------------------------------------------------------------------------------------------------------------

2   SEGMENT INFORMATION - CONTINUING OPERATIONS (CONTINUED)
                                                                                                Segment revenue
                                                                                            ------------------------
                                                                                             3 months      3 months
                                                                                                ended         ended
                                                                                               1 July        2 July
                                                                                                 2006          2005
                                                                                          GBP million   GBP million
---------------------------------------------------------------------------------------------------------------------
By geographical market
United States of America                                                                        578.1         533.8
United Kingdom                                                                                   21.3          19.5
Rest of Europe                                                                                  104.2          93.0
Rest of the World                                                                               155.7         147.0
---------------------------------------------------------------------------------------------------------------------
                                                                                                859.3         793.3
---------------------------------------------------------------------------------------------------------------------

Reconciliation of total segment result of continuing operations to profit from operations:
                                                                                             3 months       3 months
                                                                                                ended          ended
                                                                                               1 July         2 July
                                                                                                 2006           2005
                                                                                          GBP million    GBP million
---------------------------------------------------------------------------------------------------------------------
Segment result of continuing operations before restructuring initiatives                         92.1          85.1
Net loss from restructuring initiatives (note 3)                                                (12.2)         (7.1)
---------------------------------------------------------------------------------------------------------------------
Segment result of continuing operations                                                          79.9          78.0
Share of profit of associates                                                                       -           0.1
Unallocated corporate activities                                                                 (7.2)         (5.0)
---------------------------------------------------------------------------------------------------------------------
Profit from operations                                                                           72.7          73.1
---------------------------------------------------------------------------------------------------------------------

Segment analysis of the Group's share of the profit of associates:

                                                                                             3 months      3 months
                                                                                                ended         ended
                                                                                               1 July        2 July
                                                                                                 2006          2005
                                                                                          GBP million   GBP million
---------------------------------------------------------------------------------------------------------------------
By business segment
Industrial & Automotive:
---------------------------------------------------------------------------------------------------------------------
-   Fluid Systems                                                                                   -           0.1
---------------------------------------------------------------------------------------------------------------------



2   SEGMENT INFORMATION - CONTINUING OPERATIONS (CONTINUED)

    b) For the six months ended 1 July 2006             Segment revenue                      Segment result
                                                 ------------------------------ ---- --------------------------------
                                                        6          6      Year              6          6      Year
                                                   months     months     ended         months     months     ended
                                                    ended      ended        31          ended      ended        31
                                                   1 July     2 July  December         1 July     2 July  December
                                                     2006       2005      2005           2006       2005      2005
                                                      GBP        GBP       GBP            GBP        GBP       GBP
                                                  million    million   million        million    million   million
    ----------------------------------------------------------------------------------------------------------------
    By business segment
    Industrial & Automotive:
    -   Power Transmission                          526.3      488.0     969.9           74.0       62.3     127.9
    -   Fluid Power                                 204.5      178.2     358.0           16.3       21.1      38.4
    -   Fluid Systems                               115.2      114.9     230.3            3.4       10.1      16.8
    -   Wipers                                      104.8      116.1     234.0           (2.8)      (0.3)     (5.3)
    -   Other Industrial & Automotive               296.6      230.8     506.4           34.7       24.2      56.7
    ----------------------------------------------------------------------------------------------------------------
                                                  1,247.4    1,128.0   2,298.6          125.6      117.4     234.5
    ----------------------------------------------------------------------------------------------------------------
    Building Products:
    -   Air Systems Components                      291.2      227.9     485.4           24.0       20.5      57.3
    -   Other Building Products                     211.0      189.2     398.4           15.8       12.0      29.2
    ----------------------------------------------------------------------------------------------------------------
                                                    502.2      417.1     883.8           39.8       32.5      86.5
    ----------------------------------------------------------------------------------------------------------------
                                                  1,749.6    1,545.1   3,182.4          165.4      149.9     321.0
    -------------------------------------------- ---------- --------- --------- ---- ---------- ----------- ---------
    By geographical origin
    United States of America                      1,169.7    1,009.8   2,122.7          110.8      104.2     245.2
    United Kingdom                                   77.3       88.2     163.3           (0.5)       2.5      (9.2)
    Rest of Europe                                  181.4      162.4     312.6           17.9       15.8      28.1
    Rest of the World                               321.2      284.7     583.8           37.2       27.4      56.9
    ----------------------------------------------------------------------------------------------------------------
                                                  1,749.6    1,545.1   3,182.4          165.4      149.9     321.0
    ----------------------------------------------------------------------------------------------------------------
    By geographical market
    United States of America                      1,187.2    1,038.4   2,191.7
    United Kingdom                                   42.5       39.8      76.6
    Rest of Europe                                  204.7      187.9     353.7
    Rest of the World                               315.2      279.0     560.4
    ----------------------------------------------------------------------------
                                                  1,749.6    1,545.1   3,182.4
    ----------------------------------------------------------------------------


    Reconciliation of total segment result of continuing operations to profit from operations:
                                                                                            6           6       Year
                                                                                       months      months      ended
                                                                                        ended       ended         31
                                                                                       1 July      2 July   December
                                                                                         2006        2005       2005
                                                                                          GBP         GBP        GBP
                                                                                      million     million    million
    -------------------------------------------------------------------------------- ---------- ----------- ---------
    Segment result of continuing operations before restructuring initiatives            177.6       158.4      332.8
    Net loss from restructuring initiatives (note 3)                                    (12.2)       (8.5)     (11.8)
    -------------------------------------------------------------------------------- ---------- ----------- ---------
    Segment result of continuing operations                                             165.4       149.9      321.0
    Gain on sale of available-for-sale investments                                          -           -        0.4
    Share of profit of associates                                                         0.2         0.5        0.6
    Unallocated corporate activities                                                    (15.9)      (10.0)     (25.3)
    -------------------------------------------------------------------------------- ---------- ----------- ---------
    Profit from operations                                                              149.7       140.4      296.7
    -------------------------------------------------------------------------------- ---------- ----------- ---------

    Segment analysis of the Group's share of the profit of associates:
                                                                                            6           6      Year
                                                                                       months      months     ended
                                                                                        ended       ended        31
                                                                                       1 July      2 July  December
                                                                                         2006        2005      2005
                                                                                          GBP         GBP       GBP
                                                                                      million     million   million
    -------------------------------------------------------------------------------- ---------- ----------- ---------
    By business segment
    Industrial & Automotive:
    -   Power Transmission                                                                0.2         0.3      0.3
    -   Fluid Systems                                                                       -         0.2      0.3
    -------------------------------------------------------------------------------- ---------- ----------- ---------
                                                                                          0.2         0.5      0.6
    -------------------------------------------------------------------------------- ---------- ----------- ---------


3   RESTRUCTURING INITIATIVES

a) For the three months ended 1 July 2006                      3 months ended 1 July 2006  3 months ended 2 July 2005
                                                               --------------------------  --------------------------
                                                                                Disposals                   Disposals
                                                                Restructuring and exit of   Restructuring and exit of
                                                                        costs  businesses           costs  businesses
                                                                          GBP         GBP             GBP         GBP
                                                                      million     million         million     million
---------------------------------------------------------------------------------------------------------------------
By business segment
Industrial & Automotive:
-   Power Transmission                                                   (4.7)       (0.1)           (0.1)          -
-   Fluid Power                                                          (3.0)          -               -           -
-   Wipers                                                               (1.9)          -            (2.6)          -
-   Other Industrial & Automotive                                        (0.1)       (0.2)           (1.6)       (1.1)
---------------------------------------------------------------------------------------------------------------------
                                                                         (9.7)       (0.3)           (4.3)       (1.1)
---------------------------------------------------------------------------------------------------------------------
Building Products:
-   Air Systems Components                                               (2.1)          -            (1.7)          -
-   Other Building Products                                                 -        (0.1)            0.1        (0.1)
---------------------------------------------------------------------------------------------------------------------
                                                                         (2.1)       (0.1)           (1.6)       (0.1)
---------------------------------------------------------------------------------------------------------------------
                                                                        (11.8)       (0.4)           (5.9)       (1.2)
---------------------------------------------------------------------------------------------------------------------


b) For the six months ended 1 July 2006

                                                                                                         Year ended 31
                                     6 months ended 1 July 2006  6 months ended 2 July 2005              December 2005
                                     --------------------------  --------------------------  -------------------------
                                                     Disposals                    Disposals                  Disposals
                                                           and                          and                        and
                                     Restructuring     exit of  Restructuring       exit of  Restructuring     exit of
                                             costs  businesses          costs    businesses          costs  businesses
                                               GBP         GBP            GBP           GBP            GBP         GBP
                                           million     million        million       million        million     million
----------------------------------------------------------------------------------------------------------------------
By business segment
Industrial & Automotive:
-   Power Transmission                        (6.0)        3.2           (0.1)            -           (1.1)         -
-   Fluid Power                               (3.2)          -              -             -            0.9        0.8
-   Wipers                                    (2.5)          -           (3.1)            -          (16.1)         -
-   Other Industrial & Automotive             (0.1)       (0.2)          (1.6)         (0.8)          (2.4)      (1.8)
----------------------------------------------------------------------------------------------------------------------
                                             (11.8)        3.0           (4.8)         (0.8)         (18.7)      (1.0)
----------------------------------------------------------------------------------------------------------------------
Building Products:
-   Air Systems Components                    (3.2)       (0.1)          (2.7)            -           (1.7)       9.0
-   Other Building Products                      -        (0.1)           0.1          (0.3)           0.1        0.5
----------------------------------------------------------------------------------------------------------------------
                                              (3.2)       (0.2)          (2.6)         (0.3)          (1.6)       9.5
----------------------------------------------------------------------------------------------------------------------
                                             (15.0)        2.8           (7.4)         (1.1)         (20.3)       8.5
----------------------------------------------------------------------------------------------------------------------

Restructuring costs recognised during the six months ended 1 July 2006 related to the closure of Stackpole's PCD facility, the transfer of the manufacturing of the Wiper Systems facility in Pontypool and the Hydraulic operation at St Neots to more cost-competitive locations and the rationalisation of production facilities at Air Systems Components.


The net gain on disposals and exit of businesses primarily represents the profit on the sale, in January 2006, of property vacated on the closure of the European curved hose business in 2004.


4   INTEREST PAYABLE

                                                                                                                Year
                                                                                 6 months       6 months       ended
                                                                                    ended          ended          31
                                                                                   1 July         2 July    December
                                                                                     2006           2005        2005
                                                                              GBP million    GBP million GBP million
---------------------------------------------------------------------------------------------------------------------
Interest on bank overdrafts and loans                                                17.2           12.3       26.0
Interest element of finance lease rentals                                             0.3            0.3        0.7
---------------------------------------------------------------------------------------------------------------------
                                                                                     17.5           12.6       26.7
Dividends payable on convertible cumulative preference shares                         3.6            8.1       16.3
---------------------------------------------------------------------------------------------------------------------
                                                                                     21.1           20.7       43.0
Post employment benefits:
-  Interest cost on benefit obligation                                               20.2           19.5       40.5
---------------------------------------------------------------------------------------------------------------------
                                                                                     41.3           40.2       83.5
---------------------------------------------------------------------------------------------------------------------


5   INVESTMENT INCOME
                                                                                                                Year
                                                                                 6 months       6 months       ended
                                                                                    ended          ended          31
                                                                                   1 July         2 July    December
                                                                                     2006           2005        2005
                                                                              GBP million    GBP million GBP million
  ------------------------------------------------------------------------------------------------------------------

  Interest on bank deposits                                                           2.6            1.6         4.1
  Other interest receivable                                                           1.2            0.6         1.6
  ------------------------------------------------------------------------------------------------------------------
                                                                                      3.8            2.2         5.7
  Post employment benefits:
  -  Expected return on plan assets                                                  19.0           17.0        34.6
  ------------------------------------------------------------------------------------------------------------------
                                                                                     22.8           19.2        40.3
  ------------------------------------------------------------------------------------------------------------------


6   OTHER FINANCE INCOME
                                                                                                                Year
                                                                                 6 months       6 months       ended
                                                                                    ended          ended          31
                                                                                   1 July         2 July    December
                                                                                     2006           2005        2005
                                                                              GBP million    GBP million GBP million
  ------------------------------------------------------------------------------------------------------------------

  Net gains on derivative financial instruments not qualifying for hedge accounting:
  -  Foreign currency hedges                                                         (0.5)           2.1         0.9
  -  Interest rate hedges                                                             1.1            1.6         3.3
  ------------------------------------------------------------------------------------------------------------------
                                                                                      0.6            3.7         4.2
  ------------------------------------------------------------------------------------------------------------------


Other finance income represents fair value gains and losses arising on derivatives held by the Group to hedge its translational exposures where either the economic hedging relationship does not qualify for hedge accounting or to the extent that there is deemed to be ineffectiveness in a qualifying hedging relationship.


7   TAX
                                                                                                                Year
                                                                                 6 months       6 months       ended
                                                                                    ended          ended          31
                                                                                   1 July         2 July    December
                                                                                     2006           2005        2005
                                                                              GBP million    GBP million  GBP million
  ------------------------------------------------------------------------------------------------------------------

  Current tax:
  -  UK                                                                              (0.2)             -        (5.0)
  -  Overseas                                                                        36.3           24.3        24.0
  ------------------------------------------------------------------------------------------------------------------
                                                                                     36.1           24.3        19.0
  Deferred tax                                                                        0.4           (2.3)       40.9
  ------------------------------------------------------------------------------------------------------------------
  Income tax expense                                                                 36.5           22.0        59.9
  ------------------------------------------------------------------------------------------------------------------

  Attributable to:
  -  Continuing operations                                                           35.6           22.4        59.0
  -  Discontinued operations                                                          0.9           (0.4)        0.9
  ------------------------------------------------------------------------------------------------------------------
                                                                                     36.5           22.0        59.9
  ------------------------------------------------------------------------------------------------------------------

8   DISCONTINUED OPERATIONS
                                                                                                                Year
                                                                                 6 months       6 months       ended
                                                                                    ended          ended          31
                                                                                   1 July         2 July    December
                                                                                     2006           2005        2005
                                                                              GBP million    GBP million GBP million
  ------------------------------------------------------------------------------------------------------------------

  Profit/(loss) on disposal of discontinued operations
  Profit/(loss) before tax                                                            2.3           (1.1)        3.4
  Tax                                                                                (0.9)           0.4        (0.9)
  ------------------------------------------------------------------------------------------------------------------
  Profit/(loss) for the period from discontinued operations                           1.4           (0.7)        2.5
  ------------------------------------------------------------------------------------------------------------------

Discontinued operations for the six months ended 1 July 2006 comprise an additional profit from the disposal of part of the Group's former Professional, Garden & Leisure businesses in 2000.



9   EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit for the period attributable to equity shareholders by the weighted average number of the Company's ordinary shares in issue during the period. The weighted average number of the Company's ordinary shares in issue during the period excludes 3,625,654 shares (6 months ended 2 July 2005 - 2,855,282 shares; year ended 31
December 2005 - 2,888,908 shares), being the weighted average number of own shares held during the period.

Diluted earnings per share takes into account the dilutive effect of options and awards outstanding under the Group's employee share schemes and the dilutive effect of the potential conversion of the Company's convertible cumulative preference shares into the Company's ordinary shares. The weighted average number of the Company's ordinary shares used in the calculation of diluted earnings per share excludes the effect of options and awards over 1,241,804 shares (6 months ended 2 July 2005 - 2,953,736 shares; year ended 31 December 2005 - 2,549,390 shares), that were anti-dilutive for the periods presented but could potentially dilute earnings per share in the future.

                                                                                 6 months       6 months          Year
                                                                                    ended          ended         ended
                                                                                   1 July         2 July   31 December
                                                                                     2006           2005          2005
                                                                              GBP million    GBP million   GBP million
-----------------------------------------------------------------------------------------------------------------------

Continuing operations
Profit for the period from continuing operations                                     96.2          100.7        198.7
Minority interests in continuing operations                                          (5.6)          (3.6)        (9.0)
-----------------------------------------------------------------------------------------------------------------------
Earnings for calculating basic earnings per share                                    90.6           97.1        189.7
Effect of dilutive potential ordinary shares:
-  Dividends payable on convertible cumulative preference shares                      3.6            8.1         16.3
-----------------------------------------------------------------------------------------------------------------------
Earnings for calculating diluted earnings per share                                  94.2          105.2        206.0
-----------------------------------------------------------------------------------------------------------------------

Discontinued operations
Profit/(loss) for the period from discontinued operations, being earnings
for calculating basic and diluted earnings per share                                  1.4           (0.7)         2.5
-----------------------------------------------------------------------------------------------------------------------

Continuing and discontinued operations
Profit for the period                                                                97.6          100.0        201.2
Minority interests                                                                   (5.6)          (3.6)        (9.0)
-----------------------------------------------------------------------------------------------------------------------
Earnings for calculating basic earnings per share                                    92.0           96.4        192.2
Effect of dilutive potential ordinary shares:
-  Dividends payable on convertible cumulative preference shares                      3.6            8.1         16.3
-----------------------------------------------------------------------------------------------------------------------
Earnings for calculating diluted earnings per share                                  95.6          104.5        208.5
-----------------------------------------------------------------------------------------------------------------------

Weighted average number of ordinary shares
For calculating basic earnings per share                                      823,526,586    771,318,034  771,416,964
Effect of dilutive potential ordinary shares:
-  Share options and awards                                                    11,724,217      2,167,533    2,593,300
-  Conversion of convertible cumulative preference shares                      53,865,042    102,488,649  102,375,159
-----------------------------------------------------------------------------------------------------------------------
For calculating diluted earnings per share                                    889,115,845    875,974,216  876,385,423
-----------------------------------------------------------------------------------------------------------------------


10  DIVIDENDS ON ORDINARY SHARES
                                                                                                                 Year
                                                                                 6 months      6 months         ended
                                                                                    ended         ended            31
                                                                                   1 July        2 July      December
                                                                                     2006          2005          2005
                                                                              GBP million   GBP million   GBP million
---------------------------------------------------------------------------------------------------------------------

Recognised in the period
Final 2005 - 8.16p per share, paid 31 May 2006                                       69.8             -             -
Final 2004 - 7.77p per share, paid 26 May 2005                                          -          60.0          60.0
Interim 2005 - 5.07p per share, paid 14 November 2005                                   -             -          39.4
---------------------------------------------------------------------------------------------------------------------
                                                                                     69.8          60.0          99.4
--------------------------------------------------------------------------------------------------------------------

The 2006 interim dividend of 5.32p per share will be paid on 8 November 2006 to shareholders on the register on 6 October 2006 and is expected to absorb GBP45.6 million.

Dividends payable on ordinary shares are recognised in the financial statements when they have been appropriately authorised and are no longer at the Company's discretion. Accordingly, interim dividends are recognised when they are paid and final dividends are recognised when they are declared following approval by shareholders at the Company's Annual General Meeting. Dividends on ordinary shares are recognised as an appropriation of equity.


11  CASH GENERATED BY OPERATIONS

                                                                                                                    Year
                                                                                     6 months     6 months         ended
                                                                                        ended        ended            31
                                                                                       1 July       2 July      December
                                                                                         2006         2005          2005
                                                                                  GBP million  GBP million   GBP million
------------------------------------------------------------------------------------------------------------------------
Profit for the period                                                                    97.6        100.0         201.2
Interest payable                                                                         41.3         40.2          83.5
Investment income                                                                       (22.8)       (19.2)        (40.3)
Other finance income                                                                     (0.6)        (3.7)         (4.2)
Income tax expense                                                                       36.5         22.0          59.9
------------------------------------------------------------------------------------------------------------------------
Profit from continuing and discontinued operations                                      152.0        139.3         300.1
Share of profit of associates                                                            (0.2)        (0.5)         (0.6)
Amortisation of intangible assets                                                         2.1          0.1           2.4
Depreciation of property, plant and equipment                                            61.5         56.6         116.7
Impairment of property, plant and equipment                                                 -            -           5.3
Cost of equity-settled share based incentives                                             3.8          3.1           7.4
Loss/(gain) on sale of property, plant and equipment                                      0.7          0.1          (0.1)
(Gain)/loss on disposal of businesses:
-  Continuing operations                                                                 (2.8)         1.1          (8.5)
-  Discontinued operations                                                               (2.3)         1.1          (3.4)
Decrease in post-employment benefit obligations                                         (17.1)       (27.0)        (55.4)
Increase/(decrease) in provisions                                                         2.0         (0.4)         (2.6)
------------------------------------------------------------------------------------------------------------------------
Operating cash flows before movements in working capital                                199.7        173.5         361.3
Increase in inventories                                                                 (16.0)       (10.2)        (22.3)
Increase in receivables                                                                 (90.9)       (30.6)        (22.3)
Increase in payables                                                                     23.0          3.9          19.8
------------------------------------------------------------------------------------------------------------------------
Cash generated from operations                                                          115.8        136.6         336.5
------------------------------------------------------------------------------------------------------------------------



12  RECONCILIATION OF NET DECREASE IN CASH AND CASH EQUIVALENTS TO THE MOVEMENT IN NET DEBT
                                                                                                                 Year
                                                                                   6 months     6 months        ended
                                                                                      ended        ended           31
                                                                                     1 July       2 July     December
                                                                                       2006         2005         2005
                                                                                GBP million  GBP million  GBP million
---------------------------------------------------------------------------------------------------------------------

Net debt at the beginning of the period                                              (641.3)     (244.5)       (244.5)
Adoption of IAS 32 and IAS 39                                                             -      (271.7)       (271.7)
---------------------------------------------------------------------------------------------------------------------
                                                                                     (641.3)     (516.2)       (516.2)
(Increase)/decrease in net debt resulting from cash flows:
-  (Decrease)/increase in cash and cash equivalents                                  (113.1)      (18.6)         65.9
-  Increase in debt and lease financing                                               (41.1)      (90.7)       (133.5)
-  (Decrease)/increase in collateralised cash                                          (1.3)        0.2           0.5
---------------------------------------------------------------------------------------------------------------------
                                                                                     (155.5)     (109.1)        (67.1)
Conversion of convertible cumulative preference shares                                225.5         0.7           1.4
Leases obtained on acquisition of businesses                                              -           -          (2.0)
Other non-cash movements                                                                2.8         2.2           3.2
Foreign currency translation                                                           28.0       (40.4)        (60.6)
---------------------------------------------------------------------------------------------------------------------
Decrease/(increase) in net debt during the period                                     100.8      (146.6)       (125.1)
---------------------------------------------------------------------------------------------------------------------
Net debt at the end of the period                                                    (540.5)     (662.8)       (641.3)
---------------------------------------------------------------------------------------------------------------------


                                                                                                                As at
                                                                                      As at        As at           31
                                                                                     1 July       2 July     December
                                                                                       2006         2005         2005
Net debt comprises:                                                             GBP million  GBP million  GBP million
---------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                                             135.2        165.2        230.9
Collateralised cash                                                                     4.1          5.1          5.3
Bank overdrafts                                                                       (16.2)       (17.6)       (10.4)
Bank and other loans                                                                 (599.5)      (534.3)      (562.1)
Obligations under finance leases                                                      (10.9)       (10.0)       (12.3)
Derivative financial instruments hedging translational exposures                       18.4         26.7         14.1
---------------------------------------------------------------------------------------------------------------------
                                                                                     (468.9)      (364.9)      (334.5)
Convertible cumulative preference shares                                              (71.6)      (297.9)      (306.8)
---------------------------------------------------------------------------------------------------------------------
                                                                                     (540.5)      (662.8)      (641.3)
---------------------------------------------------------------------------------------------------------------------


13  TRADE AND OTHER RECEIVABLES
                                                                                                                As at
                                                                                      As at        As at           31
                                                                                     1 July       2 July     December
                                                                                       2006         2005         2005
                                                                                GBP million  GBP million  GBP million
---------------------------------------------------------------------------------------------------------------------
Current assets
Trade receivables                                                                     578.5        507.0        507.0
Amounts due from customers on long term contracts                                       3.9          4.8          4.5
Prepayments                                                                            26.5         20.3         26.8
Derivative financial instruments                                                        4.1          2.3          5.2
Other receivables                                                                      33.5         41.6         34.9
Collateralised cash                                                                     4.1          5.1          5.3
---------------------------------------------------------------------------------------------------------------------
                                                                                      650.6        581.1        583.7
---------------------------------------------------------------------------------------------------------------------
Non-current assets
Derivative financial instruments                                                       16.7         35.4         19.8
---------------------------------------------------------------------------------------------------------------------


14  ASSETS HELD FOR SALE
                                                                                                                As at
                                                                                      As at        As at           31
                                                                                     1 July       2 July     December
                                                                                       2006         2005         2005
                                                                                GBP million  GBP million  GBP million
---------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                          11.3         13.6         13.4
---------------------------------------------------------------------------------------------------------------------

Assets held for sale comprise vacant properties no longer required by the Group for manufacturing operations.

15  TRADE AND OTHER PAYABLES
                                                                                                                As at
                                                                                      As at        As at           31
                                                                                     1 July       2 July     December
                                                                                       2006         2005         2005
                                                                                GBP million  GBP million  GBP million
    -----------------------------------------------------------------------------------------------------------------

    Current liabilities
    Trade payables                                                                    278.1        261.6        268.9
    Amounts due to customers on long term contracts                                    13.0          2.2          3.5
    Other taxes and social security                                                    17.3         14.2         17.0
    Accruals and deferred income                                                      119.9        117.9        127.7
    Accrued dividend on preference shares                                               0.5          2.2          2.1
    Derivative financial instruments                                                    0.6            -          0.9
    Other payables                                                                     20.2         17.4         22.2
    -----------------------------------------------------------------------------------------------------------------
                                                                                      449.6        415.5        442.3
    -----------------------------------------------------------------------------------------------------------------

    Non-current liabilities
    Accruals and deferred income                                                        1.6          0.6          1.8
    Derivative financial instruments                                                    1.4          9.3          8.1
    Other payables                                                                      5.7          6.7          5.4
    -----------------------------------------------------------------------------------------------------------------
                                                                                        8.7         16.6         15.3
    -----------------------------------------------------------------------------------------------------------------


16  PROVISIONS

                                                       Restructuring  Environmental       Workers        Other
                                                               costs     provisions  compensation   provisions        Total
                                                         GBP million    GBP million   GBP million  GBP million  GBP million
    -----------------------------------------------------------------------------------------------------------------------

    As at 31 December 2005                                      10.7            6.2          21.9         20.7         59.5
    Charge for the period                                       10.3              -           6.4          3.3         20.0
    Utilised during the period                                  (8.0)          (1.5)         (4.0)        (3.7)       (17.2)
    Foreign currency translation                                (0.3)          (0.3)         (1.6)        (0.9)        (3.1)
    -----------------------------------------------------------------------------------------------------------------------
    As at 1 July 2006                                           12.7            4.4          22.7         19.4         59.2
    -----------------------------------------------------------------------------------------------------------------------


    Provisions are presented in the Group's balance sheet as follows:                               As at          As at
                                                                                                   1 July    31 December
                                                                                                     2006           2005
                                                                                              GBP million    GBP million
    -------------------------------------------------------------------------------------------------------------------

    Current liabilities                                                                              42.3           41.3
    Non-current liabilities                                                                          16.9           18.2
    -------------------------------------------------------------------------------------------------------------------
                                                                                                     59.2           59.5
    -------------------------------------------------------------------------------------------------------------------

 17  CONVERTIBLE CUMULATIVE PREFERENCE SHARES

                                                                                            Carrying amount
                                                                                    -----------------------------------
                                                                                                    Accrued
                                                                                      Nominal      dividend
                                                                                        value       payable          Total
                                                                                  GBP million   GBP million   GBP million
    ---------------------------------------------------------------------------------------------------------------------
    Allotted and fully paid
    As at 31 December 2005                                                              304.7           2.1         306.8
    Shares converted                                                                   (225.5)            -        (225.5)
    Charge for the period                                                                   -           3.6           3.6
    Dividend paid                                                                           -          (5.2)         (5.2)
    Foreign currency translation                                                         (8.1)            -          (8.1)
    ---------------------------------------------------------------------------------------------------------------------
    As at 1 July 2006                                                                    71.1           0.5          71.6
    ---------------------------------------------------------------------------------------------------------------------

On 29 July 1996, Tomkins plc ("the Company") issued 10,532,732 Convertible cumulative preference shares of US$50 each ("the Preference shares") in connection with the acquisition of The Gates Corporation. The Preference shares were issued on terms that they could be converted at any time, at the shareholder's option, into fully paid ordinary shares of 5p each in the Company on the basis of 9.77 ordinary shares for every one Preference share so converted. The Company has the option, at any time when the total amount of the Preference shares issued and outstanding is less than 10% of the amount originally issued, and in any event on or after 26 July 2006, to redeem, in the first case, all but not some only, and in the second case, all or any of the Preference shares which remain issued and outstanding at that time.

On 9 March 2006, 7,800,000 of the Preference shares held by B-C Management LLC as nominee for Bear Creek Inc. ("Bear Creek"), a corporate trustee administering certain Gates family trusts, and The Gates Family Foundation ("Gates") were converted into 76,205,998 fully paid ordinary shares of 5p each in the Company. Following the conversion, the ordinary shares issued were placed on behalf of Bear Creek and Gates amongst institutional investors. During the period, a further 33,732 Preference shares were converted into 329,558 fully paid ordinary shares of 5p each in the Company.

As at 1 July 2006, 2,629,042 of the Preference shares remained in issue, representing 25% of the amount originally issued.

18  ORDINARY SHARES

                                                                                   Ordinary         Share
                                                                                      share       premium
                                                                                    capital       account         Total
                                                                                GBP million   GBP million   GBP million
-----------------------------------------------------------------------------------------------------------------------
Allotted and fully paid
As at 31 December 2005                                                                 38.7          95.8         134.5
Shares issued during the period:
-  Conversion of convertible cumulative preference shares (note 17)                     3.8         221.7         225.5
-  Exercise of employee share options                                                   0.4          14.3          14.7
-----------------------------------------------------------------------------------------------------------------------
As at 1 July 2006                                                                      42.9         331.8         374.7
-----------------------------------------------------------------------------------------------------------------------


19  ACQUISITIONS

On 1 March 2006, the Group completed the acquisition of 100% of Selkirk Americas L.P. ("Selkirk") for US$127.2 million (GBP72.9 million) in cash. Selkirk is a manufacturer of chimney, venting and air distribution products for commercial and residential applications and it will be integrated into the Group's Air Systems Components business segment. Selkirk is headquartered in the United States of America and has manufacturing facilities in the United States of America, Canada and Mexico.

The Group has not yet completed the initial accounting for the acquisition of Selkirk, but has recognised provisional goodwill of GBP51.1 million calculated as follows:

                                                                                                        Provisional
                                                                                                              fair
                                                                                                             value
                                                                                                       GBP million
-------------------------------------------------------------------------------------------------------------------
Net assets acquired
Intangible assets                                                                                              0.8
Property, plant and equipment                                                                                  8.0
Inventories                                                                                                   11.9
Trade and other receivables                                                                                   11.1
Cash and cash equivalents                                                                                      2.2
Trade and other payables                                                                                     (12.2)
-------------------------------------------------------------------------------------------------------------------
                                                                                                              21.8
Goodwill                                                                                                      51.1
-------------------------------------------------------------------------------------------------------------------
Consideration (including transaction costs)                                                                   72.9
-------------------------------------------------------------------------------------------------------------------

Goodwill recognised in respect of Selkirk is attributable to the benefits the Group will derive from its established presence in the Canadian market and manufacturing synergies in Mexico.

Selkirk contributed GBP23.5 million to the Group's revenue and GBP0.8 million to the Group's profit for the period ended 1 July 2006. If Selkirk had been acquired on 1 January 2006, it is estimated that it would have contributed GBP34.0 million to the Group's revenue for the six months ended 1 July 2006, but it is not practicable to estimate what its contribution to the Group's profit for the period would have been on this assumption because its balance sheet as at 1 January 2006 prepared in accordance with IFRS is not available.


20  CONTINGENCIES

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The Directors do not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.






                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  22 August, 2006

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary